1350 I Street, NW Suite 1100 Washington, DC 20016 202.662.2700 phone 202.662.2739 fax andrewskurth.com
December 6, 2011
Via EDGAR and FedEx
Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Mid-Con Energy Partners, LP Amendment No. 3 to Registration Statement on Form S-1 Filed December 2, 2011 File No. 333-176265
Dear Mr. Schwall:
          Set forth below are the responses of Mid-Con Energy Partners, LP, a Delaware limited partnership (“Mid-Con Energy,” “we,” “us,” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 5, 2011, with respect to Mid-Con Energy’s Amendment No. 3 to Registration Statement on Form S-1 filed with the Commission on December 2, 2011, File No. 333-176265 (the “Registration Statement”). Each response below has been prepared and is being provided by Mid-Con Energy, which has authorized Andrews Kurth LLP to respond to the Staff’s comments on its behalf.
          Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 4 to the Registration Statement (“Amendment No. 4”). For the Staff’s convenience, we have hand-delivered three copies of Amendment No. 4, together with three copies of Amendment No. 4 that are marked to show all revisions to the Registration Statement since the filing of Amendment No. 3 to the Registration Statement.
          For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 4, unless indicated otherwise.
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H. Roger Schwall
December 6, 2011

Prospectus Summary, page 1
Summary Pro Forma and Historical Reserve and Operating Data, page 19
1. We note your statement, “Our proved developed reserves increased by 83% from December 31, 2010 to September 30, 2011 as a result of development drilling and production responses to waterflooding which exceeded our December 31, 2010 estimates; increases in our Southern Oklahoma core area; acquisition of the War Party I and II Units in the Hugoton Basin; and acquisitions, infill drilling, expansion of waterflood operations and workovers in our Northeastern Oklahoma core area.” Northeastern Oklahoma core properties’ proved reserves have the largest increase to proved reserves — 54% and 1,086 MBOE — and to Reserve to Production ratio — 16 to 26 — for the three months ending September 30, 2011. These same properties have an increase in proved developed reserves of 819 MBOE (67% of change in total proved developed reserves) over the same three month period with no change in active well count. Please furnish to us the figures for each of the changes to proved reserves and to proved developed reserves due to acquisitions, infill drilling, expansion of waterflood operations and workovers for the nine months ended September 30, 2011 in your Northeastern Oklahoma core area and in other areas which you deem appropriate.
     Response: We have revised the Registration Statement to include, in tabular format, the information you requested that we furnish with respect to each of the specified changes to proved reserves and proved developed reserves. Please see pages 113 and 114.
          Please direct any questions you have with respect to the foregoing or with respect to Amendment No. 4 to the undersigned at (202) 662-3044 or bcooper@andrewskurth.com or Richard Carson at GableGotwals at (918) 595-4833 or rcarson@gablelaw.com.

Very truly yours,
/s/ William J. Cooper

William J. Cooper

cc:	Alexandra M. Ledbetter, Securities and Exchange Commission
Charles R. Olmstead, Mid-Con Energy Partners, LP
Richard M. Carson. GableGotwals
J. Michael Chambers, Latham & Watkins LLP
Brett E. Braden, Latham & Watkins LLP

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